UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

TA Fintech Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 24, 2021

Physical Address of Issuer:

401 Park Avenue S., Floor 10, New York, NY 10016, United States

Website of Issuer:

www.tradealgo.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

TA Fintech CF Investors SPV I, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

September 6, 2024

Physical Address of Co-Issuer:

401 Park Avenue S., Floor 10, New York, NY 10016, United States

Website of Co-Issuer:

None

Current Number of Employees:

1

	Most recent fiscal year-end (2024) (unaudited)	Prior fiscal year-end (2023) (audited)
Total Assets	$27,870,724	$9,602,880
Cash & Cash Equivalents	$19,708,049	$4,440,468
Accounts Receivable	$0	$0
Current Liabilities	$1,730,899	$2,479,434
Long-Term Liabilities	$0	$0
Revenues/Sales	$14,233,147	$11,031,657
Cost of Goods Sold	$0	$0
Taxes Paid	$4,097,494	$(4,097,494)
Net Income/(Net Loss)	$(44,153,126)	$(9,698,783)

TABLE OF CONTENTS


April 29, 2025

TA Fintech Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by TA Fintech Inc. ("**TradeAlgo,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.tradealgo.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

TA Fintech Inc.
(Issuer)

By: /s Jonathan Stone
(Signature)

Jonathan Stone
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jonathan Stone
(Signature)

Jonathan Stone
(Name)

Director
(Title)

April 29, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2025

TA Fintech Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

TA Fintech, Inc. (the "**Company**" or "**Trade Algo**") is a corporation organized under the laws of the state of Delaware. Trade Algo aims to enable individuals and institutions to confidently make data-driven investment decisions by identifying dark market data analytics and providing equitable access to disparate financial APIs and portfolio data. TA Fintech Inc. was initially organized as Broad Bold Park Inc., a Delaware corporation, on September 24, 2021 and later changed its name to TA Fintech Inc. on December 8, 2021 to further align the brand with the Fintech category in which it operates.

The Company is located at 401 Park Avenue S., Floor 10, New York, NY 10016, United States. The Company sells its services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.tradealgo.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is substantially owned by the CEO and Founder and he will exercise voting control.

The Company's CEO and Founder beneficially own a substantial majority of the Company's capital stock. Subject to any fiduciary duties owed to investors under Delaware law, the CEO and Founder will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. The CEO and Founder may have interests that are different from yours. For example, the CEO and Founder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the CEO and Founder could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

Service interruptions or delays in providing services could cause our business to suffer.

Interruptions or delays in the services provided by internet service providers could impair the delivery of our products and our business could suffer. We host our platform using third-party cloud infrastructure services. We therefore depend on our third-party providers' ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We cannot assure you that we will not experience interruptions or delays in our service. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Any prolonged service disruption affecting our platform for any reason could damage our reputation with current and potential subscribers, cause us to lose subscribers, or otherwise harm our business. Currently, we do not have insurance that covers interruptions to our business as a result of third-party failures. Our platform is accessed by many subscribers, often at the same time. As we continue to expand the number of our subscribers and products available to our subscribers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services. We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to protect our proprietary ratings algorithms and other proprietary rights could impact our competitive position.

If we fail to adequately protect our proprietary rights in our ratings algorithms and other proprietary technologies, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights. Our success is dependent, in part, upon protecting our proprietary technology, including our ratings algorithms. We expect to file for patent protection of our existing algorithms and for any similar technologies we develop in the future but there is no assurance that any patents ultimately will be issued. We also expect to file for copyrights, trademarks, service marks to protect our branding assets. We will continue to rely on trade secret laws and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition or results of operations.

We could face liability for the information and data we collect and distribute through our products.

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products. We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. Despite disclaimers on our website that notify users of our platform that the information we publish is solely for informational purposes and that our qualitative and quantitative ratings should not be considered as investment recommendations, there is the risk that subscribers may pursue claims against us for losses that may have some connection to our products under various legal theories, including violations of securities laws. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of third-party sources as the original sources for the information we incorporate in our published data. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others. Any claims against us, whether meritorious or not, could result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results and may damage our reputation and brand. In addition, an adverse outcome in any such proceeding could involve substantial awards against us. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

We are dependent on strategic partnerships.

Our growth will depend, in part, on our entry into strategic partnerships with financial services institutions and other financial professionals. One of our growth strategies entails entering into partnerships or other arrangements with financial services institutions and other financial professionals that will make our products available to their customers. We expect that establishing strategic partner relationships with financial services institutions will require extensive sales efforts, with little predictability as to whether a relationship develops. Our small size and short operating history may prove to be impediments to these organizations entering into agreements with us. We also may face competition for strategic partnerships with financial services institutions and these organizations may favor our competitors' products or services over our platform. Further, financial services institutions that we expect to target have significantly greater resources than we do and could choose to develop their own solutions and compete with our products directly. Moreover, certain financial services institutions may elect to focus on other market segments. If we are unsuccessful in establishing relationships with strategic partners, our subscriber may not grow as quickly as we expect or at all and our business and results of operations may suffer.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

We need to attract new subscribers for our products.

If we are unable to attract new subscribers or convert free tier subscribers into paying subscribers, our revenue growth and operating results will be adversely affected. To increase our revenue, we must continue to attract new paid subscribers. As our industry evolves and new companies enter the market with new product and service offerings, or competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to grow our subscriber base could be impaired. Similarly, subscriptions could be adversely affected if subscribers perceive that alternative products render our products obsolete or reduce the need for our products or if they prefer to use products offered by other companies. One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Converting these subscribers to paid subscribers often requires follow-up and engagement. Most free tier subscribers never convert to a paid subscription. As a result of these and other factors, we may be unable to attract new paying subscribers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

We need to retain our current subscribers.

If we are unable to retain our current subscribers or sell paid tier products to them, our revenue growth will be adversely affected. To increase our revenue, in addition to acquiring new subscribers, we must continue to retain existing subscribers and convince them to subscribe and pay for paid tiered products. Our ability to retain our subscribers and convert them to paid tier subscribers could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this offering circular. As a result, we may be unable to retain existing subscribers or convert them to paid tier subscribers of our platform, which would have an adverse effect on our business, revenue, gross margins, and other operating results. Our subscribers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. For us to improve our operating results, it is important that our subscribers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including world, national and local economic factors, customer satisfaction with our products, pricing changes, competitive conditions and factors. If our paid subscribers do not renew their subscriptions, or if they elect to renew at lower tiers at lower tier pricing, our revenue and other operating results will decline and our business will suffer.

We may not be able to scale our business quickly enough to match the growth of our subscriber base, and if we are not able to scale our business efficiently, our operating results could be harmed.

As usage of our platform grows and in anticipation of partnering with financial services institutions, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems to serve our growing customer base. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new subscribers, lower subscription renewal rates by existing subscribers and impairing our ability to partner with large institutions, each of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our products to subscribers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase subscribers and enter into strategic relationships with financial services institutions will depend to a significant extent on our ability to expand our sales and marketing efforts and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-retail investors efforts and to begin focusing on identifying and entering into agreements with strategic partners. We currently dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords and expect to incur increasing costs for such programs in the future. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company is currently subject to an SEC investigation and is cooperating fully.

The Company has received a subpoena from the U.S. Securities and Exchange Commission ("SEC") and is cooperating fully. The SEC has informed the Company that this investigation and the subpoena do not mean that the SEC has concluded that the Company or anyone else has violated the law or that the SEC has a negative opinion of any person, entity, or security. Investigations of this kind may increase legal and professional costs, may limit our ability to raise capital, and could, depending on the outcome or publicity surrounding the matter, adversely affect our reputation, operations, cash flows, or overall financial condition. At this time, we cannot predict the timing, duration, or eventual outcome of the investigation, nor the actions the SEC may take, if any.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

The Company operates the web platform "TradeAlgo" (www.tradealgo.com) offering market data analytics and providing equitable access to disparate financial APIs and portfolio data. The Company's business consists of a 'software-as-a-service' business model focused on providing market data services and solutions to retail investors, registered investment advisers and hedge funds. Our market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

TradeAlgo is a global market data leader on a mission to make investing simple and fair. Modern investors require access to real-time data for independent insights, and TradeAlgo provides these insights through cutting-edge algorithms and AI. Our goal is to usher in a new era of equitable trading by providing retail investors the tools that only hedge funds and large corporations have enjoyed - until now.

The Company's business consists of a 'software-as-a-service" business model focused on providing market data services and solutions to retail investors, registered investment advisers and hedge funds. Our market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The power of social media, combined with the rising accessibility of digital trading apps, has significantly impacted markets for the retail investor. However, today's markets are driven by petabytes of data available in real time. In contrast, our human brains are not able to process nearly this amount of information at once. As a result, investors and hedge fund managers are overwhelmed with market information, which can lead to a lack of transparency on a wide scale.

Specifically, the rapidly growing retail investor class has been left behind by larger financial data companies such as Bloomberg, Refinitiv, Reuters and many other legacy analytics companies without accessible price points.

The Company builds tools that increase financial transparency for retail investors. Our institutional-grade investment technology captures vital market-moving data that is not commonly available to all investors.

Our platform provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. Our proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algo showing greeks / implied volatility of the underlying asset expected. Through our ATS data algorithm, you can visualize off-exchange market liquidity trading that occurs away from traditional stock exchanges in near real time. Through our partnerships with exchanges and data vendors, Trade Algo is able to provide financial data applications with some of the fastest quality data available. We have access to nearly 250 leading providers of deep data coverage through our network API ecosystem.

Leveraging this vast amalgamation of data, our software teams build intuitive and consumer friendly applications to turn insights into action.

Business Plan

The Company intends to expand by making the product more affordable and accessible. The Company has plans for a monthly subscription tier to ensure availability and affordability in all major global markets. In addition, the Company's efforts for the next few years will be focused on expanding the core application product lines, innovating on new machine learning algorithms, increasing our market share, launching new category lines and products, expanding international business, increasing research and development into artificial intelligence heuristic search, and expanding to institutional products for organizations. There are several new software products and services planned over the next twelve months, including new machine learning algorithms, quant tools, community live stream applications, and an expansion of the library to include alternative data.

The Company plans to significantly expand its business by accelerating its growth, increasing its customer base and investing in generative AI. Any capital we raise in the future will empower us to expand our operations, increase sales and marketing efforts and invest in research and development as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Trade Algo	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data.	Retail investors, RIA's and hedge funds; sold online in North America and through affiliate partnerships with financial media companies, as well as a direct-to-consumer businesses model.

Competition

The markets in which our products and services are sold are highly competitive. Our products compete against products of many large and small companies, including well-known global competitors.

Global spending on financial market data and news continued its decade-long growth streak with revenues jumping 5.9% to a record $33.2 billion as recently as 2020. Financial market desktops users totaled over 1.7 million in 2020, led by FactSet, Platts, Morningstar and S&P Global Market Intelligence, with Refinitiv and Bloomberg the largest providers.

Our market is currently estimated at approximately $32 billion to $33 Billion. Global spending on financial market data is expected to exceed historical growth rates, with 56% of respondents in Burton-Taylor's Financial Market Data 2021 Kick-off survey expecting spending to be much higher or moderately higher than the 5-year CAGR of 4.0%.[1]

The Company has several major competitors in the market data category. Some of the top competitors in the industry include: Bloomberg, Dow Jones/Factiva, FactSet, FIS MarketMap, ICE (Pricing & Analytics+ Desktop), IRESS, IHS Markit, Moody's Analytics, Morningstar, Quick, S&P Global Market Intelligence, SIX Financial, and Refinitiv. Bloomberg is the industry leader and the Company's primary competition in the market data industry.

Bloomberg ranks 1st in global revenue in all user groups except Investment Bankers/Corporate Financiers and Research Analysts (where S&P Global Market Intelligence leads.) Refinitiv also owns significant market share and holds the top spots in Investment Banking and FX/Treasury Sales & Trading and Platts remains the leader in the Energy data segment. Moody's Analytics and TP ICAP are the fastest growing companies in most categories, as measured by five-year growth rates.

The financial market data/analysis industry generates $32 + billion in revenue although not all providers experience equal success. Despite the present competitive landscape, Trade Algo stands out in the data/analysis industry because of our focus on technology deploying algorithms and machine learning.

Customer Base

Our customer base consists of retail investors, RIA's and hedge funds seeking information not commonly available to most investors.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

Trade Algo employs intellectual property that it has developed and are considered trade secrets. Trade Algo also licenses intellectual property through API vendor relationships, Cloud services, Market Data from Al 19 Exchanges, software licenses and contractual access to data feeds.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities.

The Company has received a subpoena from the U.S. Securities and Exchange Commission ("SEC") and is cooperating fully. The SEC has informed the Company that this investigation and the subpoena do not mean that the SEC has concluded that the Company or anyone else has violated the law or that the SEC has a negative opinion of any person, entity, or security. Investigations of this kind may increase legal and professional costs, may limit our ability to raise capital, and could, depending on the outcome or publicity surrounding the matter, adversely affect our reputation, operations, cash flows, or overall financial condition. At this time, we cannot predict the timing, duration, or eventual outcome of the investigation, nor the actions the SEC may take, if any.

---

[1] Burton-Taylor's Financial Market Data
https://www.prnewswire.com/news-releases/burton-taylor-releases-annual-financial-market-dataanalysis-industry-vendor-rankings-301119325.html

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jonathan Stone	CEO, Founder and Director	CEO, Founder and Director of TA Fintech Inc., 2020 – Present Responsible for overall management, operations and general CEO responsibilities.	Massachusetts Institute of Technology, Sloan School of Management, Extension Course in AI/Blockchain Analytics Arizona State University, B.A., Liberal Studies, 2012

Biographical Information

Jonathan Stone: Jon is the CEO, Founder and Director of the Company. He is a serial entrepreneur who has established several businesses, and has spearheaded innovative technologies to increase market clarity and efficiency. As a graduate of ASU, Jon holds an interest in leadership and management philosophy, drawing inspiration from the teachings of Jack Welch. He has pursued blockchain technology studies at MIT Sloan School of Management, learning from the economics scholar, Professor Christian Catalini.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 1 employees. The Company also utilizes independent contractors and advisors.

CO-ISSUER

TA Fintech CF Investors SPV I, LLC is the Co-Issuer (the "**Co-Issuer**"), and is located at 401 Park Avenue S., Floor 10, New York, NY 10016, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer will achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, as amended. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, as amended, and to the applicable provisions of Delaware law.

The Company's authorized capital stock was 100,000,000 shares of common stock as of December 31, 2022. On March 24, 2023, the Company's board of directors authorized changes to the number of authorized shares and approved a Forward Stock Split., each of which was adopted in April 2023. As a result, the Company's authorized capital stock now consists of 800,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). Additionally, the Company effected a forward stock split of 4 shares of Common Stock for each outstanding share of Common Stock in April 2023.

As of the date of this Form C-AR, 186,394,520 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	186,394,520
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$949,391	949,391	Operations, Sales and Marketing and General Working Capital	May 22, 2022	Reg. CF
Common Stock*	$3,547,000	5,784,000	Operations, Sales and Marketing and General Working Capital	Various dates between April 5, 2022 and March 14, 2023	Regulation D Rule 506(c)
Common Stock*	$3,695,204	923,801	Operations, Sales and Marketing and General Working Capital	November 4, 2022	Reg. CF
Common Stock	$84,211,811	40,752,312	Operations, Sales and Marketing and General Working Capital	Various dates between Mar 15, 2023 and November 19, 2024	Regulation D Rule 506(b)
Common Stock	$4,972,049	1,685,440	Operations, Sales and Marketing and General Working Capital	October 18, 2023; February 21, 2024; April 29, 2024; July 31, 2024	Reg. CF

*In April 2023, the Company effected a 4 to 1 forward stock split which is not reflected in the share numbers listed in the table.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jonathan Stone	113,328,000 shares of Common Stock	60.8%

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $7,112,800 in cash and cash equivalents, leaving the Company with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In 2024, the Company conducted a Regulation CF offering and raised $4,972,049 in exchange for the issuance of 1,685,440 shares of Common Stock.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company upon resolution of its SEC regulatory matter described herein.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) The Company pays for contract labor from JS Enterprises Inc., a company wholly owned by Jonathan Stone, the CEO, Founder and Director of the Company. For the years ended December 31, 2024 and 2023, respectively, the Company paid $16,411,638 and $5,118,587, respectively, to JS Enterprises Inc.

(b) In 2024, the Company covered initial attorney fees of $2,500 on behalf of the founder and CEO's company, Midas Inc. The amount is expected to be reimbursed.

(c) The Company occasionally incurs expenses that are paid in advance by the principal owner of the Company. Consequently, as of December 31, 2024 and 2023, the Company recorded a net $803 in Due to Related Parties liability for both 2024 and 2023.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 29, 2025

TA Fintech Inc.



TA FINTECH, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2024 (UNAUDITED)
AND
DECEMBER 31, 2023 (AUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
TA Fintech, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of TA Fintech, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 5, 2025
Los Angeles, California

TA FINTECH, INC.
BALANCE SHEETS
DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	19,708,049	$	4,440,468
Refundable Deposit		200,000		200,000
Investments in Equity Securities		7,350,721		-
Due From Related Parties		2,500		-
Total Current Assets		**27,261,270**		**4,640,468**
Intangible Assets		609,454		864,918
Deferred Tax Assets		-		4,097,494
Total Assets	$	**27,870,724**	$	**9,602,880**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	16,645	$	36,913
Credit Cards		115,938		145,986
Current Portion of Related Party Loans		803		803
Deferred Revenue		1,597,513		2,295,732
Total Current Liabilities		**1,730,899**		**2,479,434**
Total Liabilities		**1,730,899**		**2,479,434**
STOCKHOLDERS' EQUITY				
Common Stock		186,394		138,238
Additional Paid in Capital		93,358,693		30,237,344
Accumulated Deficit		(67,405,262)		(23,252,136)
Total Stockholders' Equity		**26,139,825**		**7,123,446**
Total Liabilities and Stockholders' Equity	$	**27,870,724**	$	**9,602,880**

See accompanying notes to financial statements.

TA FINTECH, INC.
STATEMENTS OF OPERATIONS
DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 14,233,147	$ 11,031,657
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**14,233,147**	**11,031,657**
Operating Expenses		
General and Administrative	21,333,088	13,260,159
Research and Development	29,961,179	8,731,670
Selling and Marketing	3,285,233	2,836,105
Total Operating Expenses	**54,579,500**	**24,827,934**
Net Operating Loss	**(40,346,353)**	**(13,796,277)**
Interest Expense	-	-
Other Loss/(Income)	(290,721)	-
Loss Before Provision for Income Taxes	**(40,055,632)**	**(13,796,277)**
Deferred Tax Expense (Benefit)	4,097,494	(4,097,494)
Net Loss	**$ (44,153,126)**	**$ (9,698,783)**

See accompanying notes to financial statements.

TA FINTECH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2022	30,305,575	$ 30,306	$ 7,716,350	$ (13,553,353)	$ (5,806,697)
Stock Split Adjustment (4:1)	90,916,725	90,918	-	-	90,918
Issuance of New Shares	17,016,147	17,014	22,520,994	-	22,538,008
Net Loss	-	-	-	(9,698,783)	(9,698,783)
Balance—December 31, 2023	138,238,447	138,238	30,237,344	$ (23,252,136)	$ 7,123,446
Issuance of stock	48,156,073	48,156	63,121,349	-	63,169,505
Net Loss	-	-	-	(44,153,126)	(44,153,126)
Balance—December 31, 2024	186,394,520	$ 186,394	$ 93,358,693	$ (67,405,262)	$ 26,139,825

See accompanying notes to financial statements.

TA FINTECH, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(44,153,126)	$	(9,698,783)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Amortization of Intangibles Assets		255,464		467,866
Deferred Tax Assets		4,097,494		(2,764,711)
Changes in Operating Assets and Liabilities:				
Refundable Deposit		-		(125,000)
Due From Related Parties		(2,500)		-
Accounts Payable		(20,268)		22,230
Deferred Revenue		(698,219)		(7,415,312)
Credit Cards		(30,048)		91,254
Net Cash Used In Operating Activities		**(40,551,203)**		**(19,422,456)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		(1,332,784)
Investments in Equity Securities		(7,350,721)		-
Net Cash Used in Investing Activities		**(7,350,721)**		**(1,332,784)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		63,169,505		22,628,926
Net Cash Provided by Financing Activities		**63,169,505**		**22,628,926**
Change in Cash & Cash Equivalents		**15,267,581**		**1,873,686**
Cash & Cash Equivalents —Beginning of The Year		4,440,468		2,566,782
Cash & Cash Equivalents—End of The Year	$	**19,708,049**	$	**4,440,468**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATION

TA Fintech, Inc. was incorporated on September 24, 2021, in the state of Delaware. The financial statements of TA Fintech, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Company specializes in offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $19,455,368 and $4,190,468, respectively.

Refundable Deposit
Refundable deposit consists of a deposit maintained by the Company's merchant account processing company. As of December 31, 2024 and December 31, 2023, the refundable deposits were $200,000 and $200,000, respectively.

Equity Securities – Interactive Brokers
The Company holds an investment in Vanguard equity securities, which is accounted for in accordance with ASC 321, Investments – Equity Securities. Under ASC 321, equity investments are measured at fair value, with changes in fair value recorded in earnings each reporting period.

The Company determines fair value based on quoted market prices (Level 1) where available. If observable market data is not available, fair value is estimated using appropriate valuation techniques (Level 2 or Level 3).

If the investment does not have a readily determinable fair value and does not qualify for fair value measurement under the practicability exception, it is measured at cost, adjusted for observable price changes in orderly transactions for the same or similar investment.

Intangibles
Intangible assets with finite lives, such as brand name and domain acquired and software development costs, which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable.

The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $3,285,233 and $2,836,105, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 5, 2025, which is the date the financial statements were available to be issued.

3.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Brand name and domain acquired	$ 40,000	$ 40,000
Software	1,292,783	1,292,784
Intangible Assets, at cost	**1,332,783**	**1,332,784**
Accumulated Amortization	(723,329)	(467,866)
Intangible Assets, net	$ **609,454**	$ **864,918**

Amortization expense for the years ended December 31, 2024 and 2023 was $255,463 and $467,866, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period	Amortization Expense
2025	$ 255,463
2026	255,463
2027	98,528
2028	-
Thereafter	-
Total	$ **609,454**

4.   EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 800,000,000 shares of common stock with par value of $0.001. As of December 31, 2024, and 2023, 186,394,520 and 138,238,447 shares of common stock, respectively, have been issued and were outstanding.

5.   INCOME TAXES

As of December 31, 2024, the Company recognized a net deferred tax asset of $15,994,016, primarily related to NOL carryforwards totaling $53,851,907. In 2023, the Company recorded a deferred tax asset of $4,097,494 without a valuation allowance. However, based on an assessment of all available evidence, including cumulative losses and projected taxable income, management determined in 2024 that it is more likely than not that the deferred tax assets will not be realized. As a result, the Company recorded a full valuation allowance of $15,994,016 against the deferred tax asset in 2024.

Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

6.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   RELATED PARTY TRANSACTIONS

In 2024, the Company covered initial attorney fees of $2,500 on behalf of the founder and CEO's company, Midas Inc. The amount is expected to be reimbursed and is recorded as a current asset as of December 31, 2024.

The Company occasionally incurs expenses that are paid in advance by the principal owner of the Company. Consequently, as of December 31, 2024 and 2023, the Company recorded a net $803 in Due to Related Parties liability for both years in the accompanying balance sheet.

For the years ended December 31, 2024 and 2023, the Company remitted $16,411,638 and $5,118,587, respectively, in contract labor to JS Trading Enterprises Inc., a company wholly owned by the CEO/President and majority shareholder of the Company.

8.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $40,346,353, an operating cash flow loss of $40,551,203 and liquid assets in cash of $19,708,049, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.